SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
Commission File Number 000-21923

WINTRUST FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

(Full title of the plan)

WINTRUST FINANCIAL CORPORATION
727 NORTH BANK LANE
LAKE FOREST, IL 60045

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	Omitted in accordance with Item 4.

Item 4.	The Wintrust Financial Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002

•	Notes to Financial Statements

•	Supplemental Schedule

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002, and Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002 are hereby incorporated by reference to the Registration Statement on Form S-8 filed by Wintrust Financial Corporation (Registration No. 333-52652) with the Securities and Exchange Commission on December 22, 2000.

Exhibits
23.1	Consent of Independent Registered Public Accounting Firm

2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2004

WINTRUST FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

/s/ DAVID A. DYKSTRA

David A. Dykstra, Trustee

3

Financial Statements and Supplemental Schedule

Wintrust Financial Corporation Retirement Savings Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Employer Identification #36-3954651
Plan #001

Wintrust Financial Corporation Retirement Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Wintrust Financial Corporation
   Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wintrust Financial Corporation Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young, LLP

May 27, 2004
Chicago, IL

Wintrust Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$26,249	$1,391,812
Investments, at fair value	38,148,468	9,784,156
Participant contributions receivable	78,682	41,905
Employer matching contributions receivable	1,213,128	500,023

Total assets	39,466,527	11,717,896

Liability
Outstanding trades payable	5,647	1,379,066

Net assets available for benefits	$39,460,880	$10,338,830

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Investment income:
Net appreciation in fair value of investments	$6,666,733	$260,609
Interest and dividends	248,468	79,370

	6,915,201	339,979
Participant contributions – Salary deferral	2,892,967	1,472,469
Participant contributions – Rollover	612,618	415,810
Employer matching contributions	1,213,128	500,023
Transfers from First Insurance
401(k) Retirement Savings Plan	20,246	1,381,030
Transfers from Wayne Hummer
Profit Sharing and Savings Plan	18,018,926	—

Total additions	29,673,086	4,109,311

Deductions
Benefits paid to participants	551,036	1,399,505

Net increase in net assets available for benefits	29,122,050	2,709,806

Net assets available for benefits:
Beginning of year	10,338,830	7,629,024

End of year	$39,460,880	$10,338,830

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements

Years ended December 31, 2003 and 2002

1. Description of Plan

The following brief description of the Wintrust Financial Corporation Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a participant-directed, defined-contribution plan covering all eligible employees, as defined in the Plan, of Wintrust Financial Corporation and its eligible subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

All full-time employees who have completed at least three months of employment and are at least 18 years of age are eligible to participate in the Plan.

On April 1, 2003, the Wayne Hummer Profit Sharing and Savings Plan was merged into the Plan and on December 31, 2002, the First Insurance 401(k) Retirement Savings Plan was merged into the Plan.

Contributions

The Plan allows participants to contribute up to the maximum allowable by the Internal Revenue Code (Code), which during 2003 was $12,000, plus an additional $2,000 for participants over the age of 50. During 2002, participant maximum contributions were $11,000 plus an additional $1,000 for participants over the age of 50. Participant contributions are tax deferred under the provisions of Code Section 401(k), subject to certain limitations. Participant contributions and earnings thereon are fully vested.

The Company may elect to make matching contributions to the Plan on behalf of all eligible participants. Generally, participants must be employed on the last day of the Plan year to be eligible for matching contributions. For 2003, the Company’s matching contributions were 50% of a participant’s contributions up to a maximum of $4,000 per participant. For 2002, the Company’s matching contributions were 40% of a participant’s contributions up to a maximum of $3,000 per participant. Participants are immediately vested in the Company’s matching contribution and earnings thereon. Additional amounts may be contributed at the discretion of the Company.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Investment of Plan Assets

A trust fund was established for the purposes of holding and investing the Plan’s assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, Wayne Hummer Trust Company, N.A. (Trustee), a subsidiary of the Company and a party in interest.

Participant Loans

Participants may borrow from their fund account up to the lesser of $50,000 or 50% of their account balance. Loan terms are established by the plan administrator in accordance with the Plan Agreement. The loans are secured by the balance in the participant’s account. New loans provide a fixed rate of interest as the prime interest rate published from time to time in the Wall Street Journal. The plan administrator will determine whether the interest rate is commercially reasonable at the time it approves the loan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, if any, and (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account or annual installments. For termination of service due to other reasons, a participant may receive the value of the participant’s account as a lump-sum distribution.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, if any, at any time and to terminate the Plan subject to the provisions of ERISA.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for the investment contract, investments are reported at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Wintrust Financial Corporation Common Stock (the Stock Fund) is tracked on a unitized basis. The Stock Fund is composed principally of Wintrust Financial Corporation Common Stock and short-term investments sufficient to meet the Stock Fund’s daily cash needs. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Company common stock and the short-term investments held by the Stock Fund. The loans to participants are reported at their outstanding balances, which approximate fair value.

The investment contract is recorded at their contract value, which represents contributions and reinvested income, less any withdrawals plus accrued interest. The fair value of the investment contract approximates contract value. The crediting interest rate for the investment contract is reset quarterly by the issuer but cannot be less than zero and was 4.35% for the last quarter of 2003. The average annualized yield approximated the crediting interest rate.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses of the Plan are paid from the trust fund to the extent they are not paid by the Company. All administrative expenses were paid by the Company for the years ended December 31, 2003 and 2002.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2003	2002
Wayne Hummer Growth Fund*	$6,002,103	$	**
Metlife Stable Value	5,651,931		1,612,290
Wintrust Financial Corporation Common Stock*	5,511,020		3,432,584
American Funds Growth Funds of America	4,072,135		809,444
American Funds Investment Co. of America	3,286,275		**
American Funds EuroPacific Growth Fund	2,380,658		**
Fidelity Advisor Equity Growth Fund	**		1,021,569
Fidelity Spartan 500 Index Fund	**		815,107
Fidelity Intermediate Government Fund	**		795,066
Janus Enterprise Fund	**		593,661

*	Indicates party in interest to the Plan.

**	Below 5% threshold.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as determined by quoted market prices as follows:

	Year ended December 31
	2003	2002
Common stock	$1,693,370	$1,269,780
Mutual funds	4,973,363	(1,009,171)

	$6,666,733	$260,609

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. Subsequent Event

On January 1, 2004, the Advantage National Bank 401(k) Plan was merged into the Plan.

Supplemental Schedule

Wintrust Financial Corporation Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2003

		Current
Description of Investment	Units/Shares	Value
Investment contract:
Metlife Stable Value	49,466	$5,651,931
Common stock:
Wintrust Financial Corporation Common Stock*	124,271	5,511,020
Mutual funds:
Wayne Hummer Growth Fund*	155,013	6,002,103
American Funds Growth Funds of America	165,939	4,072,135
American Funds Investment Co. of America	113,948	3,286,275
American Funds EuroPacific Growth Fund	78,804	2,380,658
Wayne Hummer Core Portfolio Fund*	257,502	1,792,212
Fidelity Advisor Equity Growth Fund	35,896	1,670,218
Fidelity Spartan 500 Index Fund	20,549	1,574,033
Fidelity Intermediate Government Fund	134,894	1,388,058
Janus Enterprise Fund	38,641	1,204,432
William Blair Growth Fund	74,094	738,713
Lord Abbett Mid Cap Value Fund	38,960	733,622
Wayne Hummer Income Fund*	32,732	510,623
Value Line Emerging Opportunities Fund	21,338	481,384
Ariel Fund	9,371	422,819
Aim Basic Value Fund	4,826	141,108
Participant loans (4.0%-10.5%)		587,124

		$38,148,468

*Indicates party in interest to the Plan.